EXHIBIT 11.	STATEMENT RE: COMPUTATION OF EARNINGS PER SHARE
(Unaudited)
Eli Lilly and Company and Subsidiaries

	Three Months Ended
	March 31,
	2010	2009

BASIC
Net income	$1,248.1	$1,313.1

Average number of common shares outstanding	1,098.3	1,094.2
Contingently issuable shares	5.1	3.0

Adjusted average shares	1,103.4	1,097.2

Basic earnings per share	$1.13	$1.20

DILUTED
Net income	$1,248.1	$1,313.1

Average number of common shares outstanding	1,098.3	1,094.2
Incremental shares — stock options and contingently issuable shares	5.1	3.1

Adjusted average shares	1,103.4	1,097.3

Diluted earnings per share	$1.13	$1.20

Dollars and shares in millions except per-share data.